

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2024

Lynn Kirkpatrick, Ph.D.
Chief Executive Officer
Ensysce Biosciences, Inc.
7946 Ivanhoe Avenue, Suite 201
La Jolla, CA 92037

      Re: Ensysce Biosciences, Inc.
          Registration Statement on Form S-1
          Filed January 17, 2024
          File No. 333-276537

Dear Lynn Kirkpatrick:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jessica Dickerson at 202-551-8013 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Life Sciences

cc: Gregory J. Rubis, Esq.